                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number ___________

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

                       For Period Ended: December 31, 2003

[ ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

 For the Transition Period Ended: _____________________________________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates: _______________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: TBA Entertainment Corporation

Former name if applicable:

Address of principal executive office: 16501 Ventura Boulevard

City, state and zip code: Encino, California 91436

                                     PART II
                            RULES 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

        The Company's credit facility with its primary lender matures on March 31, 2004, and the Company is negotiating with such lender an extension of such maturity date and the restructuring of the credit facility. The results of such negotiations will impact the disclosure contained in the Form 10-K, when filed. In addition, the Company has not yet completed its annual test for goodwill impairment as required by Statement of Financial Accounting Standards No. 142 (SFAS No. 142). The Company anticipates a significant write-down of its recorded goodwill when the test is completed. The Company's Annual Report on Form 10-K will be filed as soon as reasonably practicable, and in no event later than the 15th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

        Bryan Cusworth       (818) 728-2600

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company generated operating revenues of $47,932,200 for the year ended December 31, 2003, as compared to $49,131,800 for the year ended December 31, 2002. The Company realized a net loss of $2,164,000 for the year ended December 31, 2002, which included a $1,988,000 goodwill impairment charge as a result of the initial adoption of SFAS No. 142. The Company expects that its net loss for the year ended December 31, 2003 will be significantly greater than in 2002 as a result of a further write-down of goodwill pursuant to the Company's 2003 annual test for goodwill impairment. The exact amount of the 2003 net loss cannot be determined until the annual test for goodwill impairment is completed.

                          TBA Entertainment Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004                    By: /s/ Bryan Cusworth
                                            ------------------------------------
                                            Printed Name: Bryan Cusworth
                                            Title: Chief Financial Officer and
                                                   Treasurer